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News Release

Investor Contact:	Media Contact:
John Kechejian Vice President, Investor Relations The Thomson Corporation (203) 328-9470 john.kechejian@thomson.com	Kristen McCarthy Vice President, Marketing and Communications Thomson Scientific and Healthcare (203) 425-1361 kristen.mccarthy@thomson.com
Jason Stewart Director, Public Relations The Thomson Corporation (203) 328-8339 jason.stewart@thomson.com

For Immediate Release

THE THOMSON CORPORATION INTENDS TO SELL ITS
PORTFOLIO OF HEALTHCARE PUBLICATIONS

STAMFORD, Conn., May 21, 2003 — The Thomson Corporation (TSX:TOC; NYSE:TOC) announced today that it intends to sell its portfolio of healthcare magazines. The print publications to be divested primarily target physicians, pharmacists, nurses, dentists and veterinarians. Thomson plans to begin discussions with potential buyers shortly and the transaction is expected to be completed later this year.

        "We are continuing to fine-tune our strategy in the global healthcare market to meet the changing needs of our customers and strengthen our market position," said Bob Cullen, president and chief executive officer of Thomson Scientific and Healthcare. "While our healthcare magazines possess extraordinary brand equity, strong and loyal customer bases, and talented employees, these businesses do not provide the type of synergies that strengthen our core healthcare information and services businesses. With the sale of this magazine portfolio, we will streamline our product offerings and sharpen our focus on becoming the leading provider of integrated information solutions to the global healthcare market."

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Thomson Intends To Sell Healthcare Publications
May 21, 2003

        Thomson has assembled a premiere portfolio of publications that for many decades has served the North American healthcare market. Many of the Corporation's healthcare publications, such as Medical Economics, RN Magazine, Drug Topics, Contemporary Pediatrics, Dental Products Report and Veterinary Medicine, enjoy leading positions within the clinical research, continuing medical education and clinical care fields. The magazine portfolio is published by the following businesses:

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  Medical Economics Communications Group, headquartered in Montvale, NJ;

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  Dental Products Report Group, located in Northfield, IL; and

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  Veterinary Healthcare Communications, located in Lenexa, KS.

        Thomson has retained Banc of America Securities as its financial advisor for the sale.

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2002 revenues of $7.8 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of scientific research and healthcare, law, tax, accounting, financial services, higher education, reference information, corporate training and testing and assessment. The Corporation's common shares are listed on the Toronto and New York stock exchanges (TSX: TOC; NYSE: TOC).

This news release includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements, such as the Corporation's intention to sell its portfolio of healthcare publications, are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. The Corporation can give no assurance that the sale will be completed this year, or at all. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual report on Form 40-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.